Exhibit 6.1

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com/

June 20, 2019

VIA ELECTRONIC MAIL

Fig Publishing, Inc.

Attn: Justin Bailey

4949 SW Macadam Ave, Suite 60

Portland, OR 97239

Re:	Termination of the License Agreements for the video games Wasteland 3 and Pillars of Eternity 2

Dear Justin,

Microsoft Corporation or its subsidiaries (“Microsoft”) and Fig Publishing, Inc. (“Licensee” or “you”) entered into (i) a License Agreement dated September 9, 2016 (as amended and restated as of September 14, 2016 and further amended and restated as of March 20, 2017) relating to certain license rights and revenue sharing rights for Wasteland 3 (“Wasteland 3 Agreement”); and (ii) a License Agreement dated February 13, 2017 (as amended and restated as of April 11, 2017) relating to certain license rights and revenue sharing rights for Pillars of Eternity II (Pillars II Agreement”) (together the “Agreements”).

The parties have now agreed that the Agreements shall be terminated and cease to have effect upon the date on which this termination agreement (the “Termination Agreement”) is signed by both of the parties (“Termination Date”) and, as from the Termination Date, the Agreements shall be terminated and the provisions thereof, except for the Surviving Provisions (hereinafter defined) shall cease to be effective and all licenses granted under the Agreements shall terminate as of the Termination Date. Notwithstanding the termination of the Agreements set forth in this paragraph, the following Sections shall survive the termination of each Agreement:

Wasteland 3 Agreement Surviving Provisions: Sections 6 (Confidential Information), 7.4.1 (Effect of Termination), 8 (Indemnification; Limitation of Liability), 9.1 (Authority), 9.3 (Governing Law and Jurisdiction), 9.4 (Independent Contractor), 9.10 (Remedies Cumulative), and 9.12 (Severability).

Pillars II Agreement Surviving Provisions: Sections 6 (Confidential Information), 7.4.1 (Effect of Termination), 8 (Indemnification; Limitation of Liability), 9.1 (Authority), 9.3 (Governing Law and Jurisdiction), 9.4 (Independent Contractor), 9.10 (Remedies Cumulative), and 9.12 (Severability).

As payment and consideration for this Termination Agreement, Microsoft will pay Licensee (i) a one-time flat fee payment of Two Million Two Hundred Ninety-five Thousand U.S. Dollars ($2,295,000 USD) in final settlement for Wasteland 3; and (ii) a one-time flat fee payment of Three Hundred Fifteen Thousand U.S. Dollars ($315,000) in final settlement for Pillars of Eternity II, to be paid within thirty (30) days from the Termination Date. For clarity, all fees and other amounts paid under the Agreements shall be considered  paid in full, and Microsoft and its subsidiaries shall have no further revenue share or other payment obligations to Licensee.

Microsoft Corporation is an equal opportunity employer.	Contract Pro#: 3579230

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com/

Licensee represents and warrants to Microsoft that it has not entered into any distribution agreement with a third party for Wasteland 3 or Pillars of Eternity II, or otherwise granted any distribution or other rights to Wasteland 3 or Pillars of Eternity II to any third party.

Subject to the Surviving Provisions, Licensee waives, releases, and forever discharges Microsoft and its officers, directors, employees, agents, contractors, affiliates, predecessors, successors, and assigns from any cause of action, claim, demand, cost, expense, loss, lawsuit, proceeding, damage, or liability whatsoever arising out of or related to the Agreements on or before the date of this Termination Agreement. Additionally, subject to the Surviving Provisions and Licensee’s representations and warranties herewith, Microsoft waives, releases, and forever discharges Licensee and its officers, directors, employees, agents, contractors, affiliates, predecessors, successors, and assigns from any cause of action, claim, demand, cost, expense, loss, lawsuit, proceeding, damage, or liability whatsoever arising out of or related to the Agreements on or before the Termination Date.

With respect to such releases, each Party further waives all rights under Section 1542 of the California Civil Code, and any law or legal principle of similar effect in any jurisdiction, as such rights that may relate to the releases in this section. Each Party acknowledges that it has consulted with legal counsel regarding the import of Section 1542 of the California Civil Code, which provides as follows: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.”

If any provision in this Termination Agreement is determined to be unenforceable or illegal, it will be severed from the remaining provisions of the agreement and the remaining Termination Agreement will remain in full force and effect provided the agreement still expresses the intent of the parties.

Please let us know if you have any questions.

Very truly yours,

Matt Booty, CVP Microsoft Studios

[Signature page to follow]

Microsoft Corporation is an equal opportunity employer.	Contract Pro#: 3579230

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com/

Agreed and accepted

Microsoft		Fig Publishing, Inc.

Signature:	/s/ Matt Booty	Signature:	/s/ Justin Bailey
Name:	Matt Booty	Name:	Justin Bailey
Title:	Corporate Vice President	Title:	CEO
Date:	June 28, 2019	Date:	June 28, 2019

Microsoft Corporation is an equal opportunity employer.	Contract Pro#: 3579230